                                                            --------------------------
                                                                  OMB APPROVAL
                                                                  ------------
                                                            OMB Number:      3235-0145
                                  UNITED STATES             Expires:  October 31, 2002
                       SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                             Washington, D.C. 20549         hours per response...14.90
                                                            --------------------------



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Analytical Surveys, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock

--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    032683302

                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
             Cannell Capital, LLC, 150 California Street, 5th Floor,
                     San Francisco, CA 94111 (415) 395-3330

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  April 2, 2002

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                               Page 1 of 8 pages

CUSIP No.  032683302

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California.......................
                                            ------------------------------------
--------------------------------------------------------------------------------

                  7.    Sole Voting Power     0.................................
Number of                                      ---------------------------------
Shares Bene-      --------------------------------------------------------------
ficially Owned    8.    Shared Voting Power  10,000,000.........................
by Each                                                -------------------------
Reporting         --------------------------------------------------------------
Person With:      9.    Sole Dispositive Power    0 ............................
                                                    ----------------------------
                  --------------------------------------------------------------
                  10.  Shared Dispositive Power  10,000,000.....................
                                                           ---------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    10,000,000 ....................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  59%................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 IA.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 2 of 8 pages

CUSIP No.  032683302

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..............................
                                            ------------------------------------
--------------------------------------------------------------------------------

                  7.    Sole Voting Power     0.................................
Number of                                      ---------------------------------
Shares Bene-      --------------------------------------------------------------
ficially Owned    8.    Shared Voting Power  10,000,000.........................
by Each                                                -------------------------
Reporting         --------------------------------------------------------------
Person With:      9.    Sole Dispositive Power    0 ............................
                                                    ----------------------------
                  --------------------------------------------------------------
                  10.  Shared Dispositive Power  10,000,000.....................
                                                           ---------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person  10,000,000.......................................................
                         -------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  59%................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 IN/HC..........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 3 of 8 pages

CUSIP No.  032683302

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.........................
                                            ------------------------------------
--------------------------------------------------------------------------------

                  7.    Sole Voting Power     0.................................
Number of                                      ---------------------------------
Shares Bene-      --------------------------------------------------------------
ficially Owned    8.    Shared Voting Power  10,000,000.........................
by Each                                                -------------------------
Reporting         --------------------------------------------------------------
Person With:      9.    Sole Dispositive Power    0 ............................
                                                    ----------------------------
                  --------------------------------------------------------------
                  10.  Shared Dispositive Power  10,000,000.....................
                                                           ---------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    10,000,000.....................................................
                ----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  59%..................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 PN.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 4 of 8 pages

Item 1     Security and Issuer

This statement relates to Warrants to purchase shares of common stock ("Warrants") and a Senior Secured Convertible Promissory Note ("Convertible Note") issued by Analytical Surveys, Inc., a Colorado Corporation. The address of the principal executive offices of Analytical Surveys, Inc. is 941 Meridian Street, Indianapolis, IN 46204.


Item 2     Identity and Background

           Name: Cannell Capital, LLC ("Adviser")
           Place of Organization: California
           Principal Business: Investment Adviser
           Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None

           Name: Tonga Partners, L.P. ("Tonga")
           Place of Organization: Delaware
           Principal Business: Investment
           Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None

           Name: J. Carlo Cannell
           Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None
           Citizenship: United States

           J. Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as general partner and investment adviser to Tonga.


Item 3     Source and amount of Funds or other Consideration

           The aggregate amount of funds used by Tonga to purchase Warrants and Convertible Note was $2,000,000. Such amount was derived from working capital.

Item 4     Purpose of Transaction

           Pursuant to the Note and Warrant Purchase Agreement dated as of March 21, 2002, Tonga has the right to nominate a majority to the Board of Directors.


Item 5     Interest in Securities of the Issuer


Page 5 of 8 pages

           (a) As of April 2, 2002, the Reporting Persons directly or indirectly beneficially owned 5,000,000 Warrants and a Convertible Note, which upon exercise of both the Warrants and Note, would equal 10,000,000 shares. As of February 14, 2002, 6,977,794 shares of Common Stock were outstanding. If the Reporting Persons exercise the Warrants and the Convertible Note, then the Reporting Persons would own approximately 59% of the Common Stock outstanding.

           (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

           (c) A list of transactions in the past 60 days.



--------------------------------------------------------------------------------
    Party     Date        Amount Bought (Sold)   Price per Share   Where & How
                                                                    Effected
--------------------------------------------------------------------------------
Tonga       04/02/2002         5,000,000 Warrants     $.46       Contractual
                                                                 relationship by
                                                                 parties
--------------------------------------------------------------------------------
Tonga       04/02/2002      5,000,000 Convertible     $.40       Contractual
                           Promissory Note shares                relationship by
                                                                 parties
--------------------------------------------------------------------------------


           (d) Not Applicable

           (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Tonga.

Item 7     Material to Be Filed as Exhibits

           (A) Note and Warrant Purchase Agreement, dated as of March 21, 2002.


Page 6 of 8 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 12, 2002
                                    J. Carlo Cannell

                                      /s/ Carlo Cannell
                                    --------------------------------------------
                                    J. Carlo Cannell
                                    Cannell Capital, LLC

                                      /s/ Carlo Cannell
                                    --------------------------------------------
                                    J. Carlo Cannell, Managing Member


                                    Tonga Partners, L.P.

                                      /s/ Carlo Cannell
                                    --------------------------------------------
                                    J. Carlo Cannell, Managing Member
                                    Cannell Capital, LLC, General Partner



Page 7 of 8 pages

Exhibit A
---------

[Note and Warrant Purchase Agreement]


Page 8 of 8 pages

                            NOTE AND WARRANT PURCHASE

                                    AGREEMENT




                           Dated as of March 21, 2002




                                      among




                            ANALYTICAL SURVEYS, INC.



                                       and



                       THE PURCHASERS LISTED ON EXHIBIT A

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


ARTICLE I      Purchase and Sale of Notes and Warrants.........................1

      Section 1.1   Purchase and Sale of Notes and Warrants....................1
      Section 1.2   Purchase Price and Closing.................................1
      Section 1.3   Warrants...................................................1
      Section 1.4   Conversion Shares / Warrant Shares.........................2

ARTICLE II     Representations and Warranties..................................2

      Section 2.1   Representations and Warranties of the Company..............2
      Section 2.2   Representations and Warranties of the Purchasers..........12

ARTICLE III    Covenants......................................................14

      Section 3.1   Securities Compliance.....................................14
      Section 3.2   Registration and Listing..................................14
      Section 3.3   Inspection Rights.........................................14
      Section 3.4   Compliance with Laws......................................14
      Section 3.5   Keeping of Records and Books of Account...................15
      Section 3.6   Reporting Requirements....................................15
      Section 3.7   Amendments................................................15
      Section 3.8   Other Agreements..........................................15
      Section 3.9   Distributions.............................................15
      Section 3.10  Subsequent Financings; Right of First Refusal.............15
      Section 3.11  Reservation of Shares.....................................16
      Section 3.12  Transfer Agent Instructions...............................17
      Section 3.13  Disposition of Assets.....................................17
      Section 3.14  Repayment of Other Indebtedness...........................18
      Section 3.15  Non-public Information....................................18
      Section 3.16  Reverse Stock Split.......................................18
      Section 3.17  Board Membership..........................................18

ARTICLE IV     Conditions.....................................................18

      Section 4.1   Conditions Precedent to the Obligation of the
                    Company to Close and to Sell the Notes and
                    Warrants..................................................18
      Section 4.2   Conditions Precedent to the Obligation of the
                    Purchasers to Close and to Purchase the Notes
                    and Warrants..............................................19

ARTICLE V      Certificate Legend.............................................22

      Section 5.1   Legend....................................................22

                                Table of Contents
                                -----------------
                                   (continued)

                                                                            Page
                                                                            ----


ARTICLE VI     Termination....................................................23

      Section 6.1   Termination by Mutual Consent.............................23
      Section 6.2   Effect of Termination.....................................23

ARTICLE VII    Indemnification................................................23

      Section 7.1   General Indemnity.........................................23
      Section 7.2   Indemnification Procedure.................................23

ARTICLE VIII   Miscellaneous..................................................24

      Section 8.1   Fees and Expenses.........................................24
      Section 8.2   Specific Enforcement; Consent to Jurisdiction.............25
      Section 8.3   Entire Agreement; Amendment...............................25
      Section 8.4   Notices...................................................26
      Section 8.5   Waivers...................................................26
      Section 8.6   Headings..................................................27
      Section 8.7   Successors and Assigns....................................27
      Section 8.8   No Third Party Beneficiaries..............................27
      Section 8.9   Governing Law.............................................27
      Section 8.10  Survival..................................................27
      Section 8.11  Counterparts..............................................27
      Section 8.12  Publicity.................................................27
      Section 8.13  Severability..............................................27
      Section 8.14  Further Assurances........................................28

                       NOTE AND WARRANT PURCHASE AGREEMENT


      This NOTE AND  WARRANT  PURCHASE  AGREEMENT  is dated as of March 21, 2002
(this "Agreement") by and between Analytical Surveys, Inc., a Colorado corporation (the "Company"), and the entities listed on Exhibit A hereto (each a "Purchaser" and collectively, the "Purchasers").

      The parties hereto agree as follows:

                                   ARTICLE I

                     Purchase and Sale of Notes and Warrants

      Section 1.1. Purchase and Sale of Notes and Warrants. Upon the following terms and conditions, the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase from the Company, senior secured convertible promissory notes in the aggregate principal amount of Two Million Dollars
($2,000,000.00) bearing interest at the rate of five percent (5%) per annum, convertible into shares of the Company's common stock, no par value per share (the "Common Stock"), in substantially the form attached hereto as Exhibit B (the "Notes"), and warrants to purchase shares of Common Stock, in substantially the form attached hereto as Exhibit C (the "Warrants"), set forth with respect to such Purchaser on Exhibit A hereto. The Company and the Purchasers are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), including Regulation D ("Regulation D"), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.

      Section 1.2. Purchase Price and Closing. In consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Company agrees to issue and sell to the Purchasers and the Purchasers agree to purchase the Notes and Warrants for an aggregate purchase price of Two Million Dollars ($2,000,000.00) (the "Purchase Price"). The closing of the purchase and sale of the Notes and Warrants to be acquired by the Purchasers from the Company under this Agreement shall take place at the offices of Jenkens & Gilchrist Parker Chapin LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174 (the "Closing") at 10:00 a.m., New York time on (i) the date on which the last to be fulfilled or waived of the conditions set forth in Article IV hereof and applicable to such Closing shall be fulfilled or waived in accordance herewith or (ii) at such other time and place or on such date as the Purchasers and the Company may agree upon, but in no event later than April 5, 2002 (the "Closing Date").

      Section 1.3. Warrants. At the Closing, the Company shall have issued to the Purchasers Warrants to purchase shares of Common Stock. The Warrants shall be exercisable for five (5) years from the date of issuance and shall have an exercise price equal to the Warrant Price (as defined in the Warrants).

      Section 1.4. Conversion Shares / Warrant Shares. The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, 20,000,000 shares of its Common Stock to effect the conversion of the Notes and any interest accrued and outstanding thereon and exercise of the Warrants. Any shares of Common Stock issuable upon conversion of the Notes and any interest accrued and outstanding thereon and exercise of the Warrants (and such shares when issued) are herein referred to as the "Conversion Shares" and the "Warrant Shares," respectively. The Notes, the Warrants, the Conversion Shares and the
Warrant   Shares  are   sometimes   collectively   referred  to  herein  as  the
"Securities."

                                   ARTICLE II

                         Representations and Warranties

      Section 2.1. Representations and Warranties of the Company. In order to induce the Purchasers to enter into this Agreement and to purchase the Notes and the Warrants, the Company hereby makes the following representations and warranties to the Purchasers:

      (a) Organization, Good Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company does not have any Subsidiaries (as defined in Section 2.1(g)) or own securities of any kind in any other entity except as set forth on
Schedule 2.1(g) hereto. The Company and each such Subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect. For the purposes of this Agreement, "Material Adverse Effect" means any adverse effect on the business, operations, properties, prospects or financial condition of the Company or its Subsidiaries and which is material to such entity or other entities controlling or controlled by such entity or which is likely to materially hinder the performance by the Company of its obligations hereunder and under the other Transaction Documents (as defined in Section 2.1(b) hereof).

      (b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Registration Rights Agreement, the Security Agreement, the Notes, the Warrants and the Irrevocable Transfer Agent Instructions (as defined in Section 3.12) (collectively, the "Transaction Documents") and to issue and sell the Securities in accordance with the terms hereof and the Notes and the Warrants, as applicable. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required. This Agreement has been duly executed and delivered by the Company. The other Transaction Documents will have been duly executed and delivered by the Company at the Closing. Each of the Transaction Documents constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

      (c) Capitalization. The authorized capital stock of the Company and the shares thereof currently issued and outstanding as of February 14, 2002 are set forth on Schedule 2.1(c) hereto. All of the outstanding shares of the Company's Common Stock and any other security of the Company have been duly and validly authorized. Except as set forth in this Agreement or on Schedule 2.1(c) hereto, no shares of Common Stock or any other security of the Company are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company. Furthermore, except as set forth in this Agreement or on Schedule 2.1(c) hereto, there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company. Except for customary transfer restrictions contained in agreements entered into by the Company in order to sell restricted securities or as provided on Schedule 2.1(c) hereto, the Company is not a party to or bound by any agreement or understanding granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities. Except as set forth on Schedule 2.1(c), the Company is not a party to, and it has no knowledge of, any agreement or understanding restricting the voting or transfer of any shares of the capital stock of the Company. Except as set forth on Schedule 2.1(c) hereto, the offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable federal and state securities laws, and no holder of such securities has a right of rescission or claim for damages with respect thereto which could have a Material Adverse Effect. The Company has furnished or made available to the Purchasers true and correct copies of the Company's Articles of Incorporation as in effect on the date hereof (the "Articles"), and the Company's Bylaws as in effect on the date hereof (the "Bylaws").

      (d) Issuance of Securities. The Notes and the Warrants to be issued at the Closing have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Notes shall be validly issued and outstanding, free and clear of all liens, encumbrances and rights of refusal of any kind. When the Conversion Shares and Warrant Shares are issued and paid for in accordance with the terms of this Agreement and as set forth in the Notes and Warrants, such shares will be duly authorized by all necessary corporate action and validly issued and outstanding, fully paid and nonassessable, free and clear of all liens, encumbrances and rights of refusal of any kind and the holders shall be entitled to all rights accorded to a holder of Common Stock.

      (e) No Conflicts. Except as set forth on Schedule 2.1(e) hereto, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of the Company's Articles or Bylaws or any Subsidiary's comparable charter documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries' respective properties or assets are bound,
(iii) create or impose a lien, mortgage, security interest, charge or encumbrance of any nature on any property or asset of the Company or any of its Subsidiaries under any agreement or any commitment to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or by which any of their respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected, except, in all cases other than violations pursuant to clauses (i) or (iv) above, for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted in violation of any laws, ordinances or regulations of any governmental entity, except for possible violations which singularly or in the aggregate do not and will not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is required under federal, state, foreign or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents or issue and sell the Notes, the Warrants, the Conversion Shares and the Warrant Shares in accordance with the terms hereof or thereof (other than any filings which may be required to be made by the Company with the Commission, The Nasdaq SmallCap Market prior to or subsequent to the Closing, or state securities administrators subsequent to the Closing, or any registration statement which may be filed pursuant hereto).

      (f) Commission Documents, Financial Statements. The Common Stock of the Company is registered pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, except as disclosed on Schedule 2.1(f) hereto, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the "Commission Documents"). The Company has delivered or made available to the Purchasers true and complete copies of the Commission Documents filed with the Commission since December 31, 2001. The Company has not provided to the Purchasers any material non-public information or other information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. At the time of its filing, the Form 10-Q for the period ended December 31, 2001 (the "Form 10-Q") complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and the Form 10-Q did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Commission Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

      (g) Subsidiaries. Schedule 2.1(g) hereto set forth each Subsidiary of the Company, showing the jurisdiction of its incorporation or organization and showing the percentage of each person's ownership of the outstanding stock or other interests of such Subsidiary. For the purposes of this Agreement, "Subsidiary" shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries. All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, and are fully paid and nonassessable. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon any Subsidiary for the purchase or acquisition of any shares of capital stock of any Subsidiary or any other securities convertible into, exchangeable for or evidencing the rights to subscribe for any shares of such capital stock. Neither the Company nor any Subsidiary is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of the capital stock of any Subsidiary or any convertible securities, rights, warrants or options of the type described in the preceding sentence except as set forth on Schedule 2.1(g) hereto. Neither the Company nor any Subsidiary is party to, nor has any knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of any Subsidiary.

      (h) No Material Adverse Change. Since December 31, 2001, the Company has not experienced or suffered any Material Adverse Effect, except as disclosed on
Schedule 2.1(h) hereto.

      (i) No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those disclosed in the most recent Commission Document or incurred in the ordinary course of the Company's or its Subsidiaries respective businesses since December 31, 2001 and which, individually or in the aggregate, do not or would not have a Material Adverse Effect on the Company or its Subsidiaries.

      (j) No Undisclosed Events or Circumstances. Since December 31, 2001, except as disclosed on Schedule 2.1(j) hereto, no event or circumstance has occurred or exists with respect to the Company or its Subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

      (k) Indebtedness. Schedule 2.1(k) hereto sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $25,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $25,000 due under leases required to be capitalized in accordance with GAAP. Except as disclosed on Schedule 2.1(k), neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

      (l) Title to Assets. Each of the Company and the Subsidiaries has good and marketable title to all of its real and personal property, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances of any nature whatsoever, except for those indicated on Schedule 2.1(l) hereto or such that, individually or in the aggregate, do not have a Material Adverse Effect. All said leases of the Company and each of its Subsidiaries are valid and subsisting and in full force and effect.

      (m) Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary which questions the validity of this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except as set forth on Schedule 2.1(m) hereto, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened, against or involving the Company, any Subsidiary or any of their respective properties or assets, which individually or in the aggregate, could reasonably be expected to have a
Material Adverse Effect. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any Subsidiary or any officers or directors of the Company or Subsidiary in their capacities as such, which individually or in the aggregate, would have a Material Adverse Effect.

      (n) Compliance with Law. The business of the Company and the Subsidiaries has been and is presently being conducted in accordance with all applicable federal, state and local governmental laws, rules, regulations and ordinances, except as set forth on Schedule 2.1(n) hereto or such that, individually or in the aggregate, the noncompliance therewith would not have a Material Adverse Effect. The Company and each of its Subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

      (o) Taxes. Except as set forth on Schedule 2.1(o) hereto, the Company and each of the Subsidiaries has accurately prepared and filed all federal, state and other tax returns required by law to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been and are reflected in the financial statements of the Company and the Subsidiaries for all current taxes and other charges to which the Company or any Subsidiary is subject and which are not currently due and payable. Except as disclosed on Schedule 2.1(o) hereto, none of the federal income tax returns of the Company or any Subsidiary have been audited by the Internal Revenue Service. The Company has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal or state) of any nature whatsoever, whether pending or threatened against the Company or any Subsidiary for any period, nor of any basis for any such assessment, adjustment or contingency.

      (p) Certain Fees. Except as set forth on Schedule 2.1(p) hereto, the Company has not employed any broker or finder or incurred any liability for any brokerage or investment banking fees, commissions, finders' structuring fees, financial advisory fees or other similar fees in connection with the Transaction Documents.

      (q) Disclosure. To the best of the Company's knowledge, neither this Agreement or the Schedules hereto nor any other documents, certificates or instruments furnished to the Purchasers by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

      (r) Operation of Business. The Company and each of the Subsidiaries owns or possesses all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, including, but not limited to, those listed on Schedule 2.1(r) hereto, and all rights with respect to the foregoing, which are necessary for the conduct of its business as now conducted without, to the knowledge of the Company, any conflict with the rights of others.

      (s) Environmental Compliance. Except as disclosed on Schedule 2.1(s) hereto, the Company and each of its Subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other person, that are required under any Environmental Laws. Schedule 2.1(s) hereto sets forth all material permits, licenses and other authorizations issued under any Environmental Laws to the Company or its Subsidiaries. "Environmental Laws" shall mean all applicable laws relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature. Except as set forth on Schedule 2.1(s) hereto, the Company has all necessary governmental approvals required under all Environmental Laws and used in its business or in the business of any of its Subsidiaries. The Company and each of its Subsidiaries are also in compliance with all other material limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed under all Environmental Laws. Except for such instances as would not individually or in the aggregate have a Material Adverse Effect, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its Subsidiaries that violate or may violate any Environmental Law after the Closing or that may give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation (i) under any Environmental Law, or
(ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including, without limitation, underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance. "Environmental Liabilities" means all liabilities of a person (whether such liabilities are owed by such person to governmental authorities, third parties or otherwise) whether currently in existence or arising hereafter which arise under or relate to any Environmental Law.

      (t) Books and Records; Internal Accounting Controls. The records and documents of the Company and its Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company or any Subsidiary. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company's board of directors, to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

      (u) Material Agreements. Except for the Transaction Documents and as set forth on Schedule 2.1(u) hereto, neither the Company nor any Subsidiary is a party to any written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the Commission (collectively, "Material Agreements") if the Company or any Subsidiary were registering securities under the Securities Act. The Company and each of its Subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and, to the best of the Company's knowledge are not in default under any Material Agreement now in effect, the result of which could cause a Material Adverse Effect. No written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company or of any Subsidiary limits or shall limit the payment of interest on the Notes, or dividends on its Common Stock.

      (v) Transactions with Affiliates. Except as set forth on Schedule 2.1(v) hereto, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between
(a) the Company, any Subsidiary or any of their respective customers or suppliers on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any of its Subsidiaries, or any person owning any capital stock of the Company or any Subsidiary or any member of the immediate family of such officer, employee, consultant, director or stockholder or any corporation or other entity controlled by such officer, employee, consultant, director or stockholder, or a member of the immediate family of such officer, employee, consultant, director or stockholder.

      (w) Securities Act of 1933. The Company has complied and will comply with all applicable federal and state securities laws in connection with the offer, issuance and sale of the Notes, the Warrants, the Conversion Shares and the Warrant Shares hereunder. Neither the Company nor anyone acting on its behalf, directly or indirectly, has or will sell, offer to sell or solicit offers to buy any of the Securities, or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any person, or has taken or will take any action so as to bring the issuance and sale of any of the Securities under the registration provisions of the Securities Act and applicable state securities laws. Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of any of the Securities.

      (x) Governmental Approvals. Except as set forth on Schedule 2.1(x) hereto, and except for the filing of any notice prior or subsequent to the Closing that may be required under applicable state and/or federal securities laws (which if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of, filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the execution or delivery of the Notes and the Warrants, or for the performance by the Company of its obligations under the Transaction Documents.

      (y) Employees. Neither the Company nor any Subsidiary has any collective bargaining arrangements or agreements covering any of its employees. Except as set forth on Schedule 2.1(y) hereto, neither the Company nor any Subsidiary has
any  employment   contract,
agreement regarding proprietary information, non-competition agreement, non-solicitation agreement, confidentiality agreement, or any other similar contract or restrictive covenant, relating to the right of any officer, employee or consultant to be employed or engaged by the Company or such Subsidiary. Since December 31, 2001, no officer, consultant or key employee of the Company or any Subsidiary whose termination, either individually or in the aggregate, could have a Material Adverse Effect, has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any Subsidiary.

      (z) Absence of Certain Developments. Except as set forth on Schedule 2.1(z) hereto, since December 31, 2001, neither the Company nor any Subsidiary has:

           (i) issued any stock, bonds or other corporate securities or any rights, options or warrants with respect thereto;

           (ii) borrowed any amount or incurred or become subject to any liabilities (absolute or contingent) except current liabilities incurred in the ordinary course of business which are comparable in nature and amount to the current liabilities incurred in the ordinary course of business during the comparable portion of its prior fiscal year, as adjusted to reflect the current nature and volume of the Company's or such Subsidiary's business;

           (iii) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business;

           (iv) declared or made any payment or distribution of cash or other property to stockholders with respect to its stock, or purchased or redeemed, or made any agreements so to purchase or redeem, any shares of its capital stock;

           (v) sold, assigned or transferred any other tangible assets, or canceled any debts or claims, except in the ordinary course of business;

           (vi) sold, assigned or transferred any patent rights, trademarks, trade names, copyrights, trade secrets or other intangible assets or intellectual property rights, or disclosed any proprietary confidential information to any person except in the ordinary course of business or to the Purchasers or its representatives;

           (vii) suffered any substantial losses or waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of prospective business;

           (viii) made any changes in employee compensation except in the ordinary course of business and consistent with past practices;

           (ix) made capital expenditures or commitments therefor that aggregate in excess of $25,000;

           (x) entered into any other transaction other than in the ordinary course of business, or entered into any other material transaction, whether or not in the ordinary course of business;

           (xi) made charitable contributions or pledges in excess of $25,000;

           (xii) suffered any material damage, destruction or casualty loss, whether or not covered by insurance;

           (xiii) experienced any material problems with labor or management in connection with the terms and conditions of their employment;

           (xiv) effected any two or more events of the foregoing kind which in the aggregate would cause a Material Adverse Effect; or

           (xv) entered into an agreement, written or otherwise, to take any of the foregoing actions.

      (aa) Use of Proceeds. The proceeds from the sale of the Notes and the Warrant Shares will be used by the Company to repay its outstanding bank Indebtedness and the remainder, if any, shall be used for working capital purposes subject to the prior written consent of a majority of the principal amount of the Notes outstanding at the time consent is required except with respect to uses in the ordinary course of business. Notwithstanding the foregoing, the proceeds from the sale of the Notes and the Warrant Shares shall not be used to repay any outstanding Indebtedness or any loans to officer, director, affiliate or insider of the Company.

      (bb) Public Utility Holding Company Act and Investment Company Act Status. The Company is not a "holding company" or a "public utility company" as such terms are defined in the Public Utility Holding Company Act of 1935, as amended. The Company is not, and as a result of and immediately upon Closing will not be, an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

      (cc) ERISA. No liability to the Pension Benefit Guaranty Corporation has been incurred with respect to any Plan by the Company or any of its Subsidiaries which is or would cause a Material Adverse Effect. The execution and delivery of this Agreement and the issue and sale of the Notes, the Conversion Shares and the Warrant Shares will not involve any transaction which is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Internal Revenue Code of 1986, as amended, provided that, if any Purchaser, or any person or entity that owns a beneficial interest in any Purchaser, is an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) with respect to which the Company is a "party in interest" (within the meaning of

Section 3(14) of ERISA), the requirements of Sections 407(d)(5) and 408(e) of ERISA, if applicable, are met. As used in this Section 2.1(cc), the term "Plan" shall mean an "employee pension benefit plan" (as defined in Section 3 of ERISA) which is or has been established or maintained, or to which contributions are or have been made, by the Company or any Subsidiary or by any trade or business, whether or not incorporated, which, together with the Company or any Subsidiary, is under common control, as described in Section 414(b) or (c) of the Code.

      (dd) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and its obligations to issue the Warrant Shares upon the exercise of the Warrants in accordance with this Agreement and the Warrants, is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interest of other stockholders of the Company.

      (ee) Delisting Notification. The Company has not received a delisting notification from The Nasdaq SmallCap Market.

      Section 2.2.Representations and Warranties of the Purchasers. Each of the Purchasers hereby makes the following representations and warranties to the Company with respect solely to itself and not with respect to any other
Purchaser:

      (a) Organization and Standing of the Purchasers. If the Purchaser is an entity, such Purchaser is a corporation, limited liability company or partnership duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

      (b) Authorization and Power. Each Purchaser has the requisite power and authority to enter into and perform the Transaction Documents and to purchase the Notes and Warrants being sold to it hereunder. The execution, delivery and performance of the Transaction Documents by each Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all
necessary   corporate  or  partnership   action,   and  no  further  consent  or
authorization of such Purchaser or its Board of Directors, stockholders, or partners, as the case may be, is required. This Agreement has been duly authorized, executed and delivered by each Purchaser. The other Transaction Documents constitute, or shall constitute when executed and delivered, a valid and binding obligations of each Purchaser enforceable against such Purchaser in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

      (c) Acquisition for Investment. Each Purchaser is purchasing the Notes and acquiring the Warrants solely for its own account for the purpose of investment and not with a view to or for sale in connection with distribution. Each Purchaser does not have a present intention to sell any of the Securities, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of any of the Securities to or through any person or entity;

provided,  however,  that by making the  representations  herein and  subject to
Section 2.2(e) below, each Purchaser does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of any of the Securities at any time in accordance with federal and state securities laws applicable to such disposition. Each Purchaser acknowledges that it (i) has such knowledge and experience in financial and business matters such that Purchaser is capable of evaluating the merits and risks of Purchaser's investment in the Company and is (ii) able to bear the financial risks associated with an investment in the Securities and (iii) that it has been given full access to such records of the Company and the Subsidiaries and to the officers of the Company and the Subsidiaries as it has deemed necessary or appropriate to conduct its due diligence investigation.

      (d) Rule 144. Each Purchaser understands that the Securities must be held indefinitely unless such Securities are registered under the Securities Act or an exemption from registration is available. Each Purchaser acknowledges that such person is familiar with Rule 144 of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act ("Rule 144"), and that such Purchaser has been advised that Rule 144 permits resales only under certain circumstances. Each Purchaser understands that to the extent that Rule 144 is not available, such Purchaser will be unable to sell any Securities without either registration under the Securities Act or the existence of another exemption from such registration requirement.

      (e) General. Each Purchaser understands that the Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Securities. Each Purchaser understands that no United States federal or state agency or any government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

      (f) Opportunities for Additional Information. Each Purchaser acknowledges that such Purchaser has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company, and to the extent deemed necessary in light of such Purchaser's personal knowledge of the Company's affairs, such Purchaser has asked such questions and received answers to the full satisfaction of such Purchaser, and such Purchaser desires to invest in the Company.

      (g) No General Solicitation. Each Purchaser acknowledges that the Securities were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

      (h) Accredited Investor. Each Purchaser is an accredited investor (as defined in Rule 501 of Regulation D), and such Purchaser has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. Each Purchaser acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

                                  ARTICLE III.

                                    Covenants

      The Company covenants with each Purchaser as follows, which covenants are for the benefit of each Purchaser and their respective permitted assignees.

      Section 3.1. Securities Compliance. The Company shall notify the Commission in accordance with their rules and regulations, of the transactions contemplated by any of the Transaction Documents and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchasers, or their respective subsequent holders.

      Section 3.2. Registration and Listing. The Company will cause its Common Stock to continue to be registered under Sections 12(b) or 12(g) of the Exchange Act, will comply in all respects with its reporting and filing obligations under the Exchange Act, will comply with all requirements related to any registration statement filed pursuant to this Agreement, and will not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company shall take all action necessary to continue the listing or trading of its Common Stock on The Nasdaq SmallCap Market or any successor market. The Company will promptly file the "Listing Application" for, or in connection with, the issuance and delivery of the Conversion Shares and the Warrant Shares.

      Section 3.3. Inspection Rights. The Company shall permit, during normal business hours and upon reasonable request and reasonable notice, a Purchaser or any employees, agents or representatives thereof, so long as a Purchaser shall be obligated hereunder to purchase the Notes or shall beneficially own the Notes, or shall own Conversion Shares, Warrant Shares or the Warrants to purchase Warrant Shares which, in the aggregate, represent more than two percent (2%) of the total combined voting power of all voting securities then outstanding, to examine and make reasonable copies of and extracts from the records and books of account of, and visit and inspect, during the term of the Notes and Warrants, the properties, assets, operations and business of the Company and any Subsidiary, and to discuss the affairs, finances and accounts of the Company and any Subsidiary with any of its officers, consultants, directors, and key employees.

      Section 3.4. Compliance with Laws. The Company shall comply, and cause each Subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could have a Material Adverse Effect.

      Section 3.5. Keeping of Records and Books of Account. The Company shall keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company and its
Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

      Section 3.6. Reporting Requirements. The Company shall furnish three (3) copies of the following to the Purchasers in a timely manner so long as the Purchasers shall be obligated hereunder to purchase the Notes or shall beneficially own the Notes or Warrants, or shall own Conversion Shares or Warrant Shares which, in the aggregate, represent more than one percent (1%) of the total combined voting power of all voting securities then outstanding:

      (a) Quarterly Reports filed with the Commission on Form 10-Q as soon as available, and in any event within forty-five (45) days after the end of each of the first three (3) fiscal quarters of the Company;

      (b) Annual Reports filed with the Commission on Form 10-K as soon as available, and in any event within one hundred six (106) days after the end of each fiscal year of the Company; and

      (c) Copies of all notices and information, including without limitation notices and proxy statements in connection with any meetings, that are provided to holders of shares of Common Stock, contemporaneously with the delivery of such notices or information to such holders of Common Stock.

      Section 3.7. Amendments. The Company shall not amend or waive any provision of the Articles or Bylaws of the Company in any way that would adversely affect the exercise rights, voting rights, prepayment rights or redemption rights of the holder of the Notes or the Warrants.

      Section 3.8. Other Agreements. The Company shall not enter into any agreement in which the terms of such agreement would restrict or impair the right or ability to perform of the Company or any Subsidiary under any Transaction Document.

      Section 3.9. Distributions. Except as set forth on Schedule 3.9 hereto, so long as any Notes remain outstanding, the Company agrees that it shall not, without the prior written consent of a majority of the Purchasers pursuant to
Section 8.3, which consent may be granted or denied in the sole discretion of the Purchasers (i) declare or pay any dividends (other than a stock dividend or stock split) or make any distributions to any holder(s) of Common Stock or (ii) purchase or otherwise acquire for value, directly or indirectly, any Common Stock or other equity security of the Company.

      Section 3.10 Subsequent Financings; Right of First Refusal. (a) During the period commencing on the Closing Date and ending on the date all of the Notes are no longer outstanding, the Company covenants and agrees that it will not, without the prior written consent of the holders of a majority of the principal amount of the Notes outstanding at the time consent is required, enter into any subsequent offer or sale to, or exchange with (or other type of distribution to), any third party, of Common Stock or any securities convertible, exercisable or exchangeable into Common Stock, including convertible and non-convertible debt securities (collectively, the "Financing Securities"), the primary purpose of which would be to obtain financing for the Company (a "Subsequent Financing"). For purposes of this Agreement, a Permitted Financing (as defined hereinafter) shall not be considered a Subsequent Financing. A "Permitted Financing" shall mean (1) shares of Common Stock to be issued to strategic partners and/or in connection with a strategic merger or acquisition; (2) shares of Common Stock or the issuance of options to purchase shares of Common Stock to employees, officers, directors, consultants and vendors in accordance with the Company's existing employee stock ownership plans; (3) the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding prior to the date hereof and (4) the issuance of securities in exchange for assets.

      (b) For a period of eighteen (18) months following the date that all of the Notes are converted and all of the Warrants are exercised, the Company covenants and agrees to promptly notify (in no event later than five (5) days after making or receiving an applicable offer) in writing (a "Rights Notice") the Purchasers of any proposed Subsequent Financing. The Rights Notice shall describe, in reasonable detail, the terms and conditions of the proposed Subsequent Financing, the proposed closing date of the Subsequent Financing, which shall be within twenty (20) calendar days from the date of the Rights Notice, including, without limitation, all of the terms and conditions thereof. The Rights Notice shall provide each Purchaser an option (the "Rights Option") during the ten (10) trading days following delivery of the Rights Notice (the "Option Period") to purchase such amount as the Company and each Purchaser may agree to up to such Purchaser's pro rata portion of the Purchase Price of the securities being offered in such Subsequent Financing on the same, absolute terms and conditions as contemplated by such Subsequent Financing (the "First Refusal Rights"). Delivery of any Rights Notice constitutes a representation and warranty by the Company that there are no other material terms and conditions, arrangements, agreements or otherwise except for those disclosed in the Rights Notice, to provide additional compensation to any party participating in any proposed Subsequent Financing, including, but not limited to, additional compensation based on changes in the Purchase Price or any type of reset or adjustment of a purchase or conversion price or to issue additional securities at any time after the closing date of a Subsequent Financing. If the Company does not receive notice of exercise of the Rights Option from any of the Purchasers within the Option Period, the Company shall have the right to close the Subsequent Financing on or within ten (10) days of the scheduled closing date with a third party; provided that all of the terms and conditions of the closing are substantially similar as those provided to the Purchasers in the Rights Notice. If the closing of the proposed Subsequent Financing does not occur on that date, any closing of the contemplated Subsequent Financing or any other Subsequent Financing shall be subject to all of the provisions of this
Section  3.10,  including,  without  limitation,  the  delivery  of a new Rights
Notice.

      Section 3.11 Reservation of Shares. So long as the Notes or Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, 20,000,000 shares of Common Stock to effect the conversion of the Notes and any interest accrued and outstanding thereon and exercise of the Warrants.

      Section 3.12 Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates, registered in the name of the Purchasers or their respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by the Purchasers to the Company upon conversion of the Notes or exercise of the Warrants, in the form of Exhibit D attached hereto (the "Irrevocable Transfer Agent Instructions"). Prior to registration of the Conversion Shares and the Warrant Shares under the Securities Act, all such certificates shall bear the restrictive legend specified in Section 5.1 of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 3.12 will be given by the Company to its transfer agent and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement. Nothing in this
Section 3.12 shall affect in any way the Purchasers' obligations and agreements set forth in Section 5.1 to comply with all applicable prospectus delivery requirements, if any, upon the resale of the Conversion Shares and the Warrant Shares. If a Purchaser provides the Company with an opinion of counsel, in a generally acceptable form, substance and scope, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the Securities Act or the Purchasers provide the Company with an opinion of counsel, in a generally acceptable form, substance and scope, to the effect that the Securities can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Conversion Shares and the Warrant Shares, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by the Purchasers and without any restrictive legend. The Company acknowledges that a breach by it of its obligations under this Section 3.12 will cause irreparable harm to the Purchasers by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 3.12 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 3.12, that the Purchasers shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      Section 3.13 Disposition of Assets. So long as the Notes remain outstanding, neither the Company nor any Subsidiary shall sell, transfer or otherwise dispose of any of its properties, assets and rights including, without limitation, its software and intellectual property, to any person except for (i) sales to customers in the ordinary course of business; (ii) sales or transfers of equipment in the ordinary course of business because such equipment is obsolete or no longer necessary; (iii) sales of shares of common stock of InfoTech Enterprises Limited; or (iv) with the prior written consent of the holders of a majority of the principal amount of the Notes then outstanding.

      Section 3.14 Repayment of Other Indebtedness. So long as the Notes remain outstanding, the Company shall not repay any Indebtedness for borrowed money owed by the Company to any officer, director, affiliate or insider of the Company.

      Section 3.15 Non-public Information. Neither the Company nor any of its officers or agents shall disclose any material non-public information about the Company to the Purchasers and neither the Purchasers nor any of their affiliates, officers or agents will solicit any material non-public information from the Company.

      Section 3.16 Reverse Stock Split. No later than March 28, 2002, the Company shall have filed a Proxy Statement and Notice of Special Meeting with the Commission to effect a reverse stock split of the Common Stock in a ratio equal to one (1) newly issued share of Common Stock for each five (5) outstanding shares of Common Stock (the "Reverse Stock Split").

      Section 3.17 Board Membership. For a period of three (3) years following the Closing Date, the Company shall take all actions necessary under its Certificate and Bylaws to permit Tonga Partners, L.P. to appoint a majority of directors to serve on the Company's Board of Directors, which shall occur no later than ten (10) business days following the Closing Date.

                                   ARTICLE IV

                                   Conditions

      Section 4.1.  Conditions  Precedent  to the  Obligation  of the Company to
Close and to Sell the Notes and Warrants. The obligation hereunder of the Company to close and issue and sell the Notes and the Warrants to the Purchasers at the Closing Date is subject to the satisfaction or waiver, at or before the Closing of the conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

      (a) Accuracy of the Purchasers' Representations and Warranties. The representations and warranties of each the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

      (b) Performance by the Purchasers. Each Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchasers at or prior to the Closing Date.

      (c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

      (d) Delivery of Purchase Price. The Purchase Price for the Notes and Warrants has been delivered to the Company at the Closing Date.

      (e) Delivery of Transaction Documents. The Transaction Documents have been duly executed and delivered by the Purchasers to the Company.

      Section 4.2. Conditions Precedent to the Obligation of the Purchasers to Close and to Purchase the Notes and Warrants. The obligation hereunder of the Purchasers to purchase the Notes and Warrants and consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or before the Closing Date, of each of the conditions set forth below. These conditions are for the Purchasers' sole benefit and may be waived by the Purchasers at any time in their sole discretion.

      (a) Accuracy of the Company's Representations and Warranties. Each of the representations and warranties of the Company in this Agreement, the Registration Rights Agreement, the Security Agreement and the Notes shall be true and correct in all material respects as of the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date.

      (b) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

      (c) No Suspension, Etc. Trading in the Company's Common Stock shall not have been suspended by the Commission (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets ("Bloomberg") shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by Bloomberg, or on the New York Stock Exchange, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any national or international calamity or crisis of such magnitude in its effect on any financial market which, in each case, in the reasonable judgment of the Purchasers, makes it impracticable or inadvisable to purchase the Notes.

      (d) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

      (e) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any Subsidiary, or any of the officers, directors or affiliates of the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

      (f) Opinion of Counsel, Etc. The Purchasers shall have received an opinion of counsel to the Company, dated the Closing Date, in the form of Exhibit E hereto and such other certificates and documents as the Purchasers or their counsel shall reasonably require incident to the Closing.

      (g) Warrants and Notes. The Company shall have delivered the originally executed Warrants (in such denominations as each Purchaser may request) to the Purchasers and shall have delivered the originally executed Notes (in such denominations as each Purchaser may request) to the Purchasers being acquired by the Purchasers at the Closing.

      (h)  Resolutions. The Board of Directors of the Company shall have adopted
resolutions   consistent  with  Section  2.1(b)  hereof  in  a  form  reasonably acceptable to the Purchasers (the "Resolutions").

      (i) Reservation of Shares. As of the Closing Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes and the exercise of the Warrants, 20,000,000 shares of Common Stock.

      (j)  Transfer  Agent   Instructions.   The   Irrevocable   Transfer  Agent
Instructions, in the form of Exhibit D attached hereto, shall have been delivered to and acknowledged in writing by the Company's transfer agent.

      (k) Secretary's Certificate. The Company shall have delivered to the Purchasers a secretary's certificate, dated as of the Closing Date, as to (i) the Resolutions, (ii) the Articles, (iii) the Bylaws, each as in effect at the Closing, and (iv) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.

      (l) Officer's Certificate. On the Closing Date, the Company shall have delivered to the Purchasers a certificate of an executive officer of the Company, executed solely in his capacity as an executive officer of the Company, dated as of the Closing Date, confirming the accuracy of the Company's representations, warranties and covenants as of the Closing Date and confirming the compliance by the Company with the conditions precedent set forth in this
Section 4.2 as of the Closing Date.

      (m) Security Agreement. As of the Closing Date, the Company shall have executed and delivered the security agreement in the form of Exhibit F attached hereto.

      (n) UCC-1 Financing Statements. The Company shall have filed all UCC-1 financing statements in form and substance satisfactory to the Purchasers at the appropriate offices to create a valid and perfected security interest in the Collateral (as defined in the Security Agreement).

      (o) Judgment, Lien and UCC Search. A judgment, lien and UCC financing statement search shall have been completed by the Purchasers.

      (p) Fees and Expenses. As of the Closing Date, all fees and expenses required to be paid by the Company shall have been or authorized to be paid by the Company as of the Closing Date.

      (q) Registration Rights Agreement. As of the Closing Date, the Company shall have executed and delivered the Registration Rights Agreement in the Form of Exhibit G attached hereto.

      (r) Material Adverse Effect. No Material Adverse Effect shall have occurred.

      (s) Reverse Stock Split. The Company shall have filed a Proxy Statement and Notice of Special Meeting in connection with the Reverse Stock Split.

      (t) Key Employment Agreements and Board Compensation. All employment agreements with key employees of the Company and all compensation arrangements between the Company and members of the Company's Board of Directors shall have been renegotiated to the satisfaction of the Purchasers.

      (u) Waiver of Certain Rights under Employment Agreements and Stock Option Plans. The employees listed on Schedule 4.2(u) hereto shall provide written waivers to the Purchasers waiving their rights to any severance or other rights under their respective employment agreements that are triggered by the consummation of the transaction contemplated hereby. Furthermore, all optionees of the Company listed on Schedule 4.2(u) hereto shall provide written waivers waiving their rights to any acceleration of vesting of stock options under the Company's stock ownership plans that are triggered by the consummation of the transaction contemplated hereby.

      (v) Waiver by Series A Preferred Stockholders of Mandatory Redemption Rights. The series A preferred stockholders of the Company shall provide written waivers to the Purchasers waiving their mandatory redemption rights pursuant to the Articles of Amendment to the Articles of Incorporation of the Company setting the forth the rights and preferences of the series A preferred stock that are triggered by the consummation of the transaction contemplated hereby.

      (w) Closing Letter from Senior Lender. The Company's senior lender shall provide a closing letter to the purchasers, which shall state that upon the closing of the transaction contemplated by this Agreement, all remaining indebtedness owed by the Company to its senior lender shall be subordinate to the Notes and related obligations contemplated by the Transaction Documents.

      (x) Nasdaq Waiver. The Company shall have been granted a waiver by the Nasdaq Stock Market, Inc. of the requirement that a Company obtain stockholder approval in connection with the issuance of in excess of 19.999% of the issued and outstanding shares of Common Stock upon conversion of the Notes and/or exercise of the Warrants.

                                   ARTICLE V

                               Certificate Legend

      Section 5.1. Legend. Each certificate representing the Notes, the Conversion Shares, the Warrants and the Warrant Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or "blue sky"
laws):

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR ANALYTICAL SURVEYS, INC. SHALL HAVE RECEIVED AN OPINION OF ITS COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

      The Company agrees to reissue certificates representing any of the Securities, without the legend set forth above if at such time, prior to making any transfer of any such Securities, such holder thereof shall give written notice to the Company describing the manner and terms of such transfer and removal as the Company may reasonably request. Such proposed transfer will not be effected until: (a) the Company has notified such holder that either (i) in the opinion of Company counsel, the registration of the Notes, Conversion Shares, Warrants or Warrant Shares under the Securities Act is not required in connection with such proposed transfer; or (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Company with the Commission and has become effective under the Securities Act; and (b) the Company has notified such holder that either: (i) in the opinion of Company counsel, the registration or qualification under the securities or "blue sky" laws of any state is not required in connection with such proposed disposition, or (ii) compliance with applicable state securities or "blue sky" laws has been effected. The Company will use its best efforts to respond to any such notice from a holder within five (5) days. In the case of any proposed transfer under this Section 5, the Company will use reasonable efforts to comply with any such applicable state securities or "blue sky" laws, but shall in no event be required, in connection therewith, to qualify to do business in any state where it is not then qualified or to take any action that would subject it to tax or to the general service of process in any state where it is not then subject. The restrictions on transfer contained in Section 5.1 shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Agreement.

                                   ARTICLE VI

                                   Termination

      Section 6.1.  Termination  by  Mutual  Consent.   This  Agreement  may  be
terminated at any time prior to the Closing Date by the mutual written consent of the Company and the Purchaser.

      Section 6.2. Effect of Termination. In the event of termination by the Company or the Purchasers, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by either party. If this Agreement is terminated as provided in Section 6.1 herein, this Agreement shall become void and of no further force and effect, except for Sections 8.1 and 8.2, and Article VII herein. Nothing in this Section 6.2 shall be deemed to release the Company or any Purchaser from any liability for any breach under this Agreement, or to impair the rights of the Company and such Purchaser to compel specific performance by the other party of its obligations under this Agreement.

                                  ARTICLE VII

                                 Indemnification

      Section 7.1. General Indemnity. The Company agrees to indemnify and hold harmless each Purchaser (and its respective directors, officers, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by each Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein. The Purchasers severally but not jointly agree to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Company as result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchasers herein.

      Section 7.2. Indemnification Procedure. Any party entitled to indemnification under this Article VII (an "indemnified party") will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VII except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the indemnified party a conflict of interest between it and the indemnifying party may exist with respect to such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. In the event that the indemnifying party advises an indemnified  party  that  it  will  contest  such a  claim  for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim. The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent. Notwithstanding anything in this Article VII to the contrary, the indemnifying party shall not, without the indemnified party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the indemnified party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim. The indemnification required by this Article VII shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the indemnified party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and
(b) any liabilities the indemnifying party may be subject to pursuant to the law.

                                  ARTICLE VIII

                                  Miscellaneous

      Section 8.1. Fees and Expenses. Each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, provided, however, that the Company shall pay such fees and expenses set forth on Schedule 2.1(p) hereto, including all reasonable attorneys' fees and expenses, but not to exceed up to $35,000 (plus all disbursements and out-of-pocket expenses incurred by attorneys) incurred by the Purchasers in connection with the preparation, negotiation, execution and delivery of this Agreement and the other Transaction Documents and the transactions contemplated thereunder. In addition, the Company shall pay all reasonable fees and expenses incurred by the Purchasers in connection with any amendments, modifications or waivers of this Agreement or any of the other Transaction Documents or incurred in connection with the enforcement of this Agreement and any of the other Transaction Documents, including, without limitation, all reasonable attorneys' fees, disbursements and expenses.

      Section 8.2.  Specific Enforcement; Consent to Jurisdiction.

      (a) The Company and the Purchasers acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the other Transaction Documents and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

      (b) The Company and each Purchaser (i) hereby irrevocably submit to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby and (ii) hereby waive, and agree not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and each Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 8.2 shall affect or limit any right to serve process in any other manner permitted by law. The Company and the Purchasers hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to the Notes, this Agreement, the Registration Rights Agreement or the Warrants, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party.

      Section 8.3. Entire Agreement; Amendment. This Agreement and the Transaction Documents contain the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein or in the other Transaction Documents, neither the Company nor any Purchaser make any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the holders of at least a majority of the principal amount of the Notes then outstanding, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Notes then outstanding. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents or holders of Notes, as the case may be.

      Section 8.4. Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:            Analytical Surveys, Inc.
                              941 North Meridian Street
                              Suite 100
                              Indianapolis, Indiana 46204
                              Attention:  Norman Rokosh
                              Telecopier:  (317) 532-3433
                              Telephone:  (317) 634-1000

with copies (which copies
shall not constitute notice
to the Company) to:           Sherman & Howard L.L.C.
                              633 17th Street, Suite 3000
                              Denver, Colorado 80202
                              Attention: James F. Wood, Esq.
                              Telecopier: (303) 298-0940
                              Telephone: (303) 297-2900

If to any Purchaser:          At the  address  of such  Purchaser  set  forth on
                              Exhibit A to this Agreement.

with copies to:               Christopher S. Auguste, Esq.
                              Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Ave.
                              New York, New York 10174
                              Telecopier: (212) 704-6288
                              Telephone: (212) 704-6000

      Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

      Section 8.5. Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

      Section 8.6. Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

      Section 8.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After the Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement. The Purchasers may assign the Notes, the Warrants and its rights under this Agreement and the other Transaction Documents and any other rights hereto and thereto without the consent of the Company.

      Section 8.8. No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

      Section 8.9. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

      Section 8.10 Survival. The representations and warranties of the Company and the Purchasers contained in Sections 2.1(o) and 2.1(s) shall survive indefinitely and those contained in Article II, with the exception of Sections 2.1(o) and 2.1(s), shall survive the execution and delivery hereof and the Closing until the date three (3) years from the Closing Date, and the agreements and covenants set forth in Articles I, III, V, VII and VIII of this Agreement shall survive the execution and delivery hereof and the Closing hereunder.

      Section 8.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

      Section 8.12 Publicity. The Company agrees that it will not disclose, and will not include in any public announcement, the names of the Purchasers without the consent of the Purchasers in accordance with Section 8.3, which consent shall not be unreasonably withheld or delayed, or unless and until such disclosure is required by law, rule or applicable regulation, and then only to the extent of such requirement.

      Section 8.13 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

      Section 8.14 Further Assurances. From and after the date of this Agreement, upon the request of the Purchasers or the Company, the Company and each Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement, the Notes, the Warrants, the Security Agreement and the Registration Rights Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.


                                    ANALYTICAL SURVEYS, INC.



                                    By:_____________________________________
                                       Name:
                                       Title:


                                    TONGA PARTNERS, L.P.



                                    By:_____________________________________
                                       Name:
                                       Title:

                                    EXHIBIT A
                                LIST OF INVESTORS


Names and Addresses of              Number of Warrants            Dollar Amount
Purchasers                          Purchased                     of Investment
----------                          ---------                     --------------

Tonga Partners, L.P.                5,000,000                     $2,000,000
150 California Street, 5th Floor
San Francisco, California 94111
Attention:  Carlo Cannell
Tel No.: (415) 835-8300
Fax No.: (415) 391-5245

                                    EXHIBIT B
                                  FORM OF NOTE

                                    EXHIBIT C
                                 FORM OF WARRANT

                                    EXHIBIT D
                 FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS

                            ANALYTICAL SURVEYS, INC.


                                                  as of March 21, 2002


[Name and Address of Company's transfer agent]



Ladies and Gentlemen:

      Reference is made to that certain Note and Warrant Purchase Agreement, dated as of March 21, 2002, by and among Analytical Surveys, Inc., a Colorado corporation (the "Company"), and the purchasers named therein (the "Purchasers") pursuant to which the Company is issuing to the Purchasers senior secured convertible promissory notes, (the "Notes") and warrants (the "Warrants") to purchase shares of the Company's common stock, no par value per share (the "Common Stock"). This letter shall serve as our irrevocable authorization and direction to you (provided that you are the transfer agent of the Company at such time) to issue shares of Common Stock upon conversion of the Notes (the "Conversion Shares") and exercise of the Warrants (the "Warrant Shares") to or upon the order of a Purchaser from time to time upon (i) surrender to you of a properly completed and duly executed Conversion Notice or Exercise Notice, as the case may be, in the form attached hereto as Exhibit I and Exhibit II, respectively, and (ii) in the case of the conversion of a Note, a copy of the Note (with the originals delivered to the Company) or, in the case of a Warrant being exercised, a copy of the Warrant (with the original Warrant delivered to the Company) being exercised (or, in each case, an indemnification undertaking with respect to such Note or the Warrants in the case of their loss, theft or destruction). So long as you have previously received (x) written confirmation from counsel to the Company that a registration statement covering resales of the Conversion Shares or Warrant Shares, as applicable, has been declared effective by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), and no subsequent notice by the Company or its counsel of the suspension or termination of its effectiveness and (y) a copy of such registration statement, and if the Purchasers represent in writing that the Conversion Shares or the Warrant Shares, as the case may be, were sold pursuant to the Registration Statement, then certificates representing the Conversion Shares and the Warrant Shares, as the case may be, shall not bear any legend restricting transfer of the Conversion Shares and the Warrant Shares, as the case may be, and should not be subject to any stop-transfer restriction. Provided, however, that if you have not previously received (i) written confirmation from counsel to the Company that a registration statement covering resales of the Conversion Shares or Warrant Shares, as applicable, has been declared effective by the SEC under the 1933 Act, and (ii) a copy of such registration statement, then the certificates for the Conversion Shares and the Warrant Shares shall bear the following legend:

                  "THE SECURITIES  REPRESENTED BY THIS  CERTIFICATE  HAVE
            NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS,

            OR ANALYTICAL SURVEYS, INC. SHALL HAVE RECEIVED AN OPINION OF ITS COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED."

and, provided further, that the Company may from time to time notify you to place transfer restrictions on the certificates for the Conversion Shares and the Warrant Shares in the event a registration statement covering the Conversion Shares and the Warrant Shares is subject to amendment for events then current.

      A form of written confirmation from counsel to the Company that a registration statement covering resales of the Conversion Shares and the Warrant Shares has been declared effective by the SEC under the 1933 Act is attached hereto as Exhibit III.

      Please be advised that each Purchaser is relying upon this letter as an inducement to enter into the Purchase Agreement and, accordingly, each Purchaser is a third party beneficiary to these instructions.

      Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions. Should you have any questions concerning this matter, please contact me at ___________.

                                          Very truly yours,

                                          ANALYTICAL SURVEYS, INC.


                                          By:
                                             ---------------------------------
                                              Name:
                                                    --------------------------
                                              Title:
                                                    --------------------------

ACKNOWLEDGED AND AGREED:

[TRANSFER AGENT]

By:
      ------------------------------------
Name:
      ------------------------------------
Title:
      ------------------------------------
Date:
      ------------


cc: List of Purchasers

                                    EXHIBIT I
                                    ---------

                            ANALYTICAL SURVEYS, INC.
                                CONVERSION NOTICE



     (To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ ________________ of the principal amount of the above Note No. ___ into shares of Common Stock of ANALYTICAL SURVEYS, INC. (the "Maker") according to the conditions hereof, as of the date written below.

Date of Conversion _________________________________________________________

Applicable Conversion Price __________________________________________________

Signature___________________________________________________________________

      [Name]

Address:__________________________________________________________________

        ___________________________________________________________________

                                   EXHIBIT II
                                   ----------

                             FORM OF EXERCISE NOTICE

                                  EXERCISE FORM

                            ANALYTICAL SURVEYS, INC.


The undersigned _______________, pursuant to the provisions of the within Warrant, hereby elects to purchase _____ shares of Common Stock of Analytical Surveys, Inc. covered by the within Warrant.

Dated: _________________            Signature   ___________________________

                                    Address     _____________________
                                                _____________________


                                   ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint _____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated: _________________            Signature   ___________________________

                                    Address     _____________________
                                                _____________________


                               PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated: _________________            Signature   ___________________________

                                    Address     _____________________
                                                _____________________

                           FOR USE BY THE ISSUER ONLY:

This Warrant No. W-_____ canceled (or transferred or exchanged) this _____ day of ___________, _____, shares of Common Stock issued therefor in the name of _______________, Warrant No. W-_____ issued for ____ shares of Common Stock in the name of _______________.

                                   EXHIBIT III
                                   -----------

                         FORM OF NOTICE OF EFFECTIVENESS
                            OF REGISTRATION STATEMENT


[Name and address of Company's transfer agent]

            Re:   Analytical Surveys, Inc.
                  ------------------------

Ladies and Gentlemen:

      We are counsel to Analytical Surveys, Inc., a Colorado corporation (the "Company"), and have represented the Company in connection with that certain Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of March 21, 2002, by and among the Company and the purchasers named therein (collectively, the "Purchasers") pursuant to which the Company issued to the Purchasers senior secured convertible promissory notes (the "Notes") and warrants (the "Warrants") to purchase shares of the Company's common stock, no par value per share (the "Common Stock"). Pursuant to the Purchase Agreement, the Company has also entered into a Registration Rights Agreement with the Purchasers (the "Registration Rights Agreement"), dated as of March __, 2002, pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, under the Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligations under the Registration Rights Agreement, on ________________, 2002, the Company filed a Registration Statement on Form S-1 (File No. 333-________) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the resale of the Registrable Securities which names the Purchasers as selling stockholders thereunder.

      In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and accordingly, the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

                                          Very truly yours,

                                          [COMPANY COUNSEL]


                                          By:_________________________________



cc:   [LIST NAME OF PURCHASERS]

                                    EXHIBIT E
                                 FORM OF OPINION


      1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power to own, lease and operate its properties and assets, and to carry on its business as presently conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

      2. The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents and to issue the Notes, the Conversion Shares, the Warrants and the Warrant Shares. The execution, delivery and performance of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors is required. Each of the Transaction Documents have been duly executed and delivered, and the Notes and the Warrants have been duly executed, issued and delivered by the Company and each of the Transaction Documents constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms. The Conversion Shares and the Warrant Shares are not subject to any preemptive rights under the Articles of Incorporation or the Bylaws.

      3. The Notes have been duly authorized and, when delivered against payment in full as provided in the Purchase Agreement, will be validly issued. The Warrant Shares, have been duly authorized and reserved for issuance, and, when delivered upon exercise or against payment in full as provided in the Warrants, will be validly issued, fully paid and nonassessable. The Conversion Shares, have been duly authorized and reserved for issuance, and, when delivered upon exercise or against payment in full as provided in the Notes, will be validly issued, fully paid and nonassessable.

      4. The execution, delivery and performance of and compliance with the terms of the Transaction Documents and the issuance of the Notes, the Conversion Shares, the Warrants and the Warrant Shares do not (a) violate any provision of the Articles of Incorporation or Bylaws, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party and which is known to us, (c) create or impose a lien, charge or encumbrance on any property of the Company under any agreement or any commitment known to us to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (d) result in a violation of any Federal, state, local or foreign statute, rule, regulation, order, judgment, injunction or decree (including Federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected, except, in all cases other than violations pursuant to clauses (a) and (d) above, for such conflicts, default, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

      5. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required under Federal, state or local law, rule or regulation in connection with the valid execution, delivery and performance of the Transaction Documents, or the offer, sale or issuance of the Note, the Conversion Shares, the Warrants or the Warrant Shares other than filings as may be required by applicable Federal and state securities laws and regulations and the Nasdaq rules and regulations.

      6. To our knowledge, there is no action, suit, claim, investigation or proceeding pending or threatened against the Company which questions the validity of the Agreement or the transactions contemplated thereby or any action taken or to be taken pursuant thereto. There is no action, suit, claim, investigation or proceeding pending, or to our knowledge, threatened, against or involving the Company or any of its properties or assets and which, if adversely determined, is reasonably likely to result in a Material Adverse Effect. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any officers or directors of the Company in their capacities as such.

      7. The offer, issuance and sale of the Notes and the Warrants and the offer, issuance and sale of the Conversion Shares and the Warrant Shares pursuant to the Agreement, the Notes and the Warrants, as applicable, are exempt from the registration requirements of the Securities Act of 1933, as amended.

      8. The Company is not, and as a result of and immediately upon Closing will not be, an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

                                    EXHIBIT F
                           FORM OF SECURITY AGREEMENT

                                    EXHIBIT G
                      FORM OF REGISTRATION RIGHTS AGREEMENT